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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST LIBERTIES SECURITIES, INC. D/B/A FIRST LIBERTIES FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

369 LEXINGTON AVENUE, SUITE 341
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HILARY BERGMAN 917-639-5457
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE., STE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HILARY BERGMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST LIBERTIES SECURITIES, INC. D/B/A FIRST LIBERTIES FINANCIAL, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

09/09/2020

Notary Public

KAYLEIGH AGUILAR
My Notary ID # 131665214
Expires July 31, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL

Financial Statement

With

Review Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2020

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
JUNE 30, 2020

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of First Liberties Securities, Inc. D/B/A First Liberties Financial:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Liberties Securities, Inc. D/B/A First Liberties Financial (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
September 9, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS		
Cash	$	144,985
Investment in securities at fair value		411,803
Due from brokers		217,385
Due from related parties		162,141
Accounts receivable		66,844
Prepaid expenses		31,341
Other assets		4,091
TOTAL ASSETS	$	1,038,590
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	92,500
Deferred revenues		37,020
Due to Officer		14,880
Securities sold, not yet purchased		5,497
TOTAL LIABILITIES		149,897
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $0 par value, 200 shares authorized, issued and outstanding		10,000
Additional paid-in capital		420,473
Retained earnings		458,220
TOTAL STOCKHOLDER'S EQUITY		888,693
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,038,590

See accompanying notes to financial statement

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

First Liberties Securities, Inc. (D/B/A First Liberties Financial) (the "Company") was incorporated in the state of New York in October 1983. The Company is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 14, 1984. The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, tax shelters or limited partnerships in primary distributions, interests in mortgages or other receivables and options. The Company introduces its customer accounts to carrying brokers on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds), and to perform investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at June 30, 2020.

Revenue Recognition

Investment banking and advisory fees
The Company engages in investment banking and advisory services for business entities. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the success of an investment banking deal. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Revenue from sale of insurance based products
Revenue from sale of insurance based products consists of ongoing trailer fees that are recognized when earned based on the terms of their respective agreements. FLF receives ongoing fees from having placed investors in a variable annuity and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund.

Proprietary trading
Trading gains and losses, unrealized gains and losses, commissions, and related clearing expenses are recorded on a trade date basis and gross basis.

IPO fees
IPO fees are one time fees, earned when the offering is completed and the income is reasonably determinable and collectible.

Mutual fund revenue
The Company receives ongoing fees from having placed investors in a Mutual Fund and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these ongoing fees are earned over the lifetime of the investment as long as the investment is in the fund.

Hedge fund revenue
The Company receives trailer fees from having placed investors at hedge funds and them maintaining the funds. Since the only performance obligation is the successful placement of funds, these trailer fees are earned over the lifetime of the investment as long as the investment is in the fund. Performance fees are only paid and earned at the end of a year if the fund performs at the levels that are necessary to require performance fees.

Other income and Administrative fees from Representatives
Other income includes administrative fees from registered representatives of the Company. The Company charges its reps back for certain expenses (regulatory fees, insurance) as they are incurred by the Company. They also charge an administrative fee as work is performed by management in their HR capacity. The remainder of other income includes interest income.

Disaggregation of Revenue
All of the Company's revenues for the year ended June 30, 2020 are disaggregated on the statement of income.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. There are no receivable balances as of June 30, 2020.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of June 30, 2020, contract asset balance was $0.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition (Continued)

Receivables and Contract Balances (Continued)
Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of June 30, 2020, there were no contract liabilities.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes
The operations of the Company are included in the consolidated federal income tax return filed by the Parent, on a calendar year basis. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal and state income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax expenses and benefits are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company had net capital of $602,773 which was $502,773 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2020, the amount in excess of insured limits was $0.

NOTE 4 – CONCENTRATION OF CREDIT RISK (CONTINUED):

Revenues

During the year ended June 30, 2020, approximately 66% of the Company's revenue was from three customers.

NOTE 5 – LEASES:

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term. The Company currently leases office space on an annual basis in New York City . The lease renews automatically, and is expiring on March 31, 2021. In addition to the New York City office space, the Company leases office space in Kansas. The latest lease amendment expired on July 31, 2020 and is now on a month to month basis. Rent expense for the year ended June 30, 2020 amounted to $60,794.

NOTE 6 – FAIR VALUE MEASUREMENT:

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1 - Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of June 30, 2020:

NOTE 6 – FAIR VALUE MEASUREMENT (CONTINUED):

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned	$ 297,912	$ -	$ 6,094	$ 304,006
Warrants	107,071	-	726	107,797
Total	$ 404,983	$ -	$ 6,820	$ 411,803
Liabilities				
Options	$ 5,497	$ -	$ -	$ 5,497
Total	$ 5,497	$ -	$ -	$ 5,497

There were no transfers between level measurements during the year ended June 30, 2020.

There were no other financial assets or liabilities measured at fair value under ASC 820 as of June 30, 2020.

NOTE 7 – RELATED PARTY TRANSACTIONS:

At June 30, 2020, the Parent owed the Company $121,711, related to advances paid. The Company has no payable to the Parent as of June 30, 2020. The New York office lease is under Parents's name, however, the rent is allocated 100% to the Company and is paid directly to the lessor by the Company. There are no expenses allocated from the parent to the broker dealer. The Company pays certain expenses on behalf of the parent company such as legal and taxes as they arise and as needed which resulted in the intercompany balance. At June 30, 2020, the Company paid $60,794 for occupancy. Registered representatives of the firm were charged $67,976 for administrative fees and reimbursement of expenses, which have been paid in full to the Company. As of June 30, 2020, $14,880 is payable to the officer.

NOTE 8 – INCOME TAXES:

As discussed in note 2, the Company is a wholly–owned subsidiary of the Parent, and is included in the consolidated income tax returns filed by its parent. In the event of an income tax liability, a portion of the consolidated income tax liability would be allocated to the Company as if the Company had filed separate income tax returns. The Parent has incurred consolidated taxable losses, no income taxes have been allocated to the Company by the Parent. As such, no provision for federal, state and local income taxes have been reflected in the accompanying financial statements.

The Parent and the Company have incurred consolidated taxable losses, no provision for income tax benefits has been recognized, since the Company believes that it is more likely than not that the tax benefits will be realized. For the year ended June 30, 2020, the Company offset approximately $46,500 in tax from their tax benefit and $32,000 in tax from the Parent's tax benefit, that had been fully allowed for.

NOTE 9 – FIXED ASSETS:

Fixed assets consisted of the following as of June 30, 2020:

		Useful Life
Fixed Assets	$ 1,245	5 years
Less: Accumulated depreciation	1,245	
Net fixed assets	$ -	

Fixed assets are fully depreciated as of June 30, 2020.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2020

NOTE 10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 11 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2020, or during the year then ended.

NOTE 12 – DUE FROM BROKERS:

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

Due from brokers represents amounts due from a clearing brokers, which included clearing deposits of $82,553 at June 30, 2020.

NOTE 13 – GUARANTEES:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at June 30, 2020, or during the year then ended.

NOTE 14 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.